SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 13, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 13, 2007

Changes at Congonhas have minimum impact on TAM operations

Runway reductions, for safety reasons that allow for escape areas, have minimum impact on Airbus A319 or A320 flights

São Paulo, September 13, 2007 – The changes announced today by Brazil's Minister of Defense, Nelson Jobim, concerning the runway reductions at Congonhas by 300 meters to establish escape areas will not have much effect on TAM (Bovespa: TAMM4; NYSE: TAM) operations at the airport. Starting this weekend, landings and takeoffs by the Airbus A319 and A320, which make up the company’s fleet, will be done exclusively using the main runway.

The A319 Airbus will continue to operate at Congonhas without restrictions under dry runway conditions, and with minimal restrictions for takeoff from wet runways.TAM has 15 planes of this type, seven of them for the Sao Paulo – Rio de Janeiro shuttle service.

The Airbus A320 will also continue to land and take off as usual, using the main runway when it is dry. When the runway is wet, there will be slight weight limitations for landing and takeoff. TAM has 62 A320 aircraft in its fleet.

According to preliminary estimates, only 2% of TAM flights at Congonhas could be affected by the new runway configuration. As far as the number of flights is concerned to and from this airport there will be no immediate change.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and held a 49.3% domestic market share and 65.3% international market share at the end of August 2007. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.